SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                Report on Form 6-K for the month of August, 2001


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                ----------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of
                            Form 20-F or Form 40-F.


                             Form 20-F X   Form 40-F
                                      ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes    No X
                                     ---   ---

Enclosure:    Press release announcing "Novartis reports sustained growth in first half of 2001", dated August 16, 2001


                                                        Page 1 of 11 Total Pages

                                                       Novartis International AG
                                                       Novartis Communication
                                                       CH-4002 Basel
                                                       Switzerland

                                                       Tel + 41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

[NOVARTIS LOGO OMITTED]


            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG Novartis reports sustained growth in first half of 2001

o Group sales up 12% in local currencies (11% in Swiss francs) to CHF 15.5 billion (USD 8.6 billion)

o Pharmaceuticals' sales grow 13% in local currencies, 21% in the US, and 9% in the rest of the world

o Operating income up 7% to CHF 3.5 billion (USD 1.9 billion) accompanied by increased investments in pharmaceutical launches and key products

o    Net income climbs 10% in Swiss francs to CHF 3.7 billion (USD 2.1 billion)

o    On track to achieve record financial targets for full year


Consolidated key figures from continuing activities

                                     First half 2001                       First half 2000                    Change
                                  USD m           CHF m             %           CHF m             %           CHF m         %
-----------------------------------------------------------------------------------------------------------------------------------
Sales                             8,591           15,464                        13,970                        1,494         11
Operating income                  1,933            3,480                         3,266                          214          7
in % of sales                                                      22.5                         23.4
Net income                        2,072            3,729                         3,396                          333         10
in % of sales                                                      24.1                         24.3
-----------------------------------------------------------------------------------------------------------------------------------
Number of employees                               70,166                        66,124                        4,042          6
Earnings per share (CHF)                            1.44                          1.30                         0.14         11
-----------------------------------------------------------------------------------------------------------------------------------


Basel, 16 August 2001 - The Novartis Group continued to build on its strong first-quarter performance to post overall first-half sales of CHF 15.5 billion (USD 8.6 billion), an increase of 12% in local currencies or 11% in Swiss francs. Sales growth was driven by Pharmaceuticals and the sustained dynamism of the US business, where Pharmaceuticals' sales climbed 21%.

In the Group's first half report, published today, Daniel Vasella Chairman and CEO commented: "As a result of our focus on healthcare and the good performance of our Pharmaceuticals business, we achieved double-digit growth both in sales and net income. Our increased level of investment in marketing and sales, with the priority on key growth drivers, resulted in a sales growth of 21% in Pharmaceuticals in the US. Furthermore, despite the difficult conditions prevailing in the financial markets, we managed to achieve financial results slightly superior to those of the previous year. I am confident that our pharmaceutical business will post double-digit sales growth in the second half of the year."


All USD figures are convenience translations of CHF into USD at a rate of 1.80. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

All product names appearing in italics are registered trademarks of the Novartis Group.

Operating income up 7% to CHF 3.5 billion (USD 1.9 billion)
Overproportional investment in Pharmaceutical Marketing & Distribution to power key growth drivers, new product launches and the expansion of products into new indications and markets had the expected effect of lowering the Group's operating margin. Operating income increased 7% to CHF 3.5 billion (USD 1.9 billion), resulting in an operating margin of 22.5% compared with 23.4% for the same period last year.

Net income rises 10% to CHF 3.7 billion (USD 2.1 billion)
Income from associated companies, primarily Chiron, increased CHF 53 million (USD 29 million) to CHF 77 million (USD 43 million). Despite difficult financial market conditions, net financial income increased CHF 26 million (USD 14 million) to CHF 952 million (USD 529 million), owing in particular to successful fund management and the sale of US dollar bonds.

Strong balance sheet
At 30 June 2001, the strength of the Group's balance sheet was undiminished despite several significant transactions, including the acquisition, as a long-term financial investment, of 20% of the voting rights of Roche Holding AG for CHF 4.8 billion (USD 2.7 billion) in May, and further purchases of Novartis treasury shares under a second trading line for CHF 3.1 billion (USD 1.7 billion).

The Group's equity at 30 June 2001 remained at its 31 December 2000 level of CHF
36.9 billion (USD 20.5 billion). As a result of these and other transactions, net liquidity (marketable securities, cash and cash equivalents, less financial debt) was reduced by CHF 7.1 billion (USD 3.9 billion) to CHF 7.3 billion (USD
4.1 billion). The debt/equity ratio changed from 0.16:1 on 31 December 2000 to 0.21:1 on 30 June 2001.

Free cash flow from continuing activities, excluding amounts related to changes in intangible and financial assets, amounted to CHF 110 million (USD 61 million) in the first six months of 2001, less than the CHF 304 million (USD 169 milion) in the prior period, owing to increases in dividends, net current assets and investments in tangible fixed assets.

Personnel
The number of employees increased from 67,653 on 31 December 2000 to 70,166 on 30 June 2001. Pharmaceuticals increased by approximately 1400 as it continued to expand its sales force, which now comprises 16,700 worldwide (of which approximately 5,100 are in the US). Generics also increased by more than 1,100 principally as a result of acquisitions.

Outlook
The Group expects double-digit sales growth for Pharmaceuticals in 2001, based on the performance of key brands, new product launches and new indications, including Gleevec/Glivec, Femara and Zometa.

Pharmaceuticals' operating income is expected to rise, although a decline of approximately two percentage points in the operating margin is foreseen as a result of continued investment in order to expand the market share of key growth drivers.

The remaining sectors are expected to develop in line with their first-half performances.

Barring any unforeseen disturbances, full-year Group operating income and net income are expected to exceed last year's level on an ongoing basis.

Sector reviews

Pharmaceuticals

Sales
Pharmaceuticals' sales (+13% in local currencies) were lifted by the strong performances of key Primary Care brands and recently launched products in Oncology and Ophthalmics.

Primary Care
Diovan (+53%; hypertension) is now the fastest growing top-ten antihypertensive in the US. It was filed globally for congestive heart failure, and has received priority review in the US for this indication. Novartis' cardiovascular franchise was further strengthened as Lotrel (+47%; hypertension) sustained strong double-digit growth in the US.

Starlix (sales to end of June: CHF 29 million; USD 16 million), the type 2 diabetes treatment, has experienced a gradual increase in prescriptions since its US launch in February and prescribers are becoming more familiar with this new approach to managing postprandial glucose. A large scale multinational study (NAVIGATOR) is to assess and profile potential benefits of both Diovan and Starlix in the prevention of type 2 diabetes and cardivascular disease.

Lamisil (+18%; fungal infections) continued to gain segment share, buoyed by a new wave of direct-to-consumer advertising in the US.

Miacalcic (+12%; osteoporosis) continued to post double-digit growth as the osteoporosis segment expands due to demographic changes.

Exelon (+174%; Alzheimer's disease) sales topped CHF 220 million (USD 122 million), with a good performance worldwide, particularly in the US.

Trileptal (+69%; epilepsy) built on its dynamic launch to post total sales of CHF 98 million (USD 54 million).

Foradil (+24%; asthma) achieved sales of CHF 199 million (USD 111 million) and was launched in the US. Foradil is also under review by the FDA for approval in the treatment of chronic obstructive pulmonary disease (COPD), an indication that has already gained approval in several European countries.

Elidel (inflammatory skin disease) was filed for regulatory approval in Europe in June, having been filed in the US towards the end of last year.

In June, the FDA issued a 'not-approvable' letter for Zelnorm/Zelmac (constipation predominant irritable bowel syndrome) requesting further information. The company is submitting an appeal to the FDA regarding the decision. The application for regulatory approval was withdrawn in Europe. Subsequent to these decisions, Novartis and Bristol Myers Squibb have mutually decided not to pursue the collaboration established to develop and commercialize tegaserod (Zelmac/Zelnorm). Novartis recently launched Zelmac in its first market, Mexico.

The FDA also requested additional data for the new asthma treatment Xolair, and the amended file is currently expected to be submitted towards the end of 2002, or early in 2003.

Mature Products
Of the Mature Products, Voltaren (-10%; inflammation) faced continued pressure from generic products in various markets; however, the sales decline was modest and lower than in the comparative period of 2000.

Oncology
The Novartis Oncology business experienced dynamic growth fuelled by solid performances of Sandostatin (+31%; acromegaly) and Novartis' leading bisphosphonate Aredia (+28%; cancer complications). Zometa (hypercalcemia of malignancy), the more potent successor compound to Aredia, got off to a solid start in Europe after its introduction in Germany in May, and has now been approved in 19 countries. US approval is pending.

Sandoglobulin sales (CHF 101 million; USD 56 million; -31%) contracted, especially in the US (-39%), as the manufacturer continues to reduce supply.

Gleevec/Glivec gained US approval for chronic myeloid leukemia within two and a half months of filing, making this the fastest time to market of any cancer treatment. The drug was distributed to patients within just 24 hours of US approval. It is now approved in some twenty countries and posted sales of CHF 58 million (USD 32 million) by the end of June.

Launched in February in Europe and the US as first-line therapy for advanced postmenopausal breast cancer, Femara achieved sales growth of 64%. Due to its proven superiority over tamoxifen, it has won category leadership in France, Spain, Belgium, Mexico, Switzerland and Australia.

Ophthalmics
Visudyne (+254%; a form of wet age-related macular degeneration) sales reached CHF 178 million (USD 99 million), benefiting from European reimbursement gained earlier in the year and boosted by additional revenues from the pathologic myopia indication approved in Europe in January.

Transplantation
Expanding sales of Neoral in Japan contributed to supporting overall sales of the gold-standard immunosuppressant Sandimmun/Neoral (-8%). Despite increased generic competition, the erosion of US sales (-25%) is broadly in line with the index for other critical dose drugs. This again reflects the fact that many physicians prefer to maintain patients who are stable and doing well on Neoral, as rejection episodes impair long-term outcome.

Strengthened US pharmaceuticals operation
The US (+21%) reported continued strong growth, particularly from Diovan (+40%) and Lotrel (+47%), despite intense competition. Femara (+144%), boosted by its new indication, and Visudyne (+241%) were other important contributors to US pharmaceutical sales, which now make up 41% of Pharmaceuticals' total revenues.

Operating income
Investments in Marketing & Distribution increased overproportionally as a result of field force expansion, in particular in the US, and the intensified promotional activities associated with product launches and growth drivers. Research & Development investments reached CHF 1.7 billion (USD 0.9 billion) or 17% of sales, increasing in absolute terms from CHF 1.6 billion. Overall, the operating margin eased down 1.6 percentage points as predicted.

Generics

Sales
Overall sales in Generics grew 12% worldwide in local currencies despite a 2% decline in the US. Sales growth was lifted 16 percentage points by recent acquisitions. The industrial generics business posted a solid performance and benefited from a partial recovery of certain anti-infective prices. The active ingredients business performed well particularly in Japan and Western Europe.

With the Sector's market presence strengthened through recent acquisitions in Europe, the US and Latin America, the retail business reported strong sales growth. In the key US market, price pressures and increased competition impacted sales growth, whilst in Europe, sales were lifted by significant expansion of the product portfolio, including the launch in Germany of Azupharma's macrolid antibiotic, Roxithromycin.

Operating income
Generics' operating margin declined 8.6 percentage points to 12.6% as a result of restructuring costs in the US, additional costs for the integration of recent acquisitions, increased investments for new product launches and continued price pressures in the retail business. Operating income was CHF 141 million (USD 78 million) and is expected to benefit in the second half from the recent restructuring at Geneva Pharmaceuticals and expected new product launches. Whilst Marketing & Distribution expenses increased substantially, Research & Development investments were maintained at 7% of sales.


Consumer Health

Sales
Sales of over-the-counter medicines (OTC) rose 4% in local currencies with the key brands Voltaren Emulgel (topical pain), Lamisil Cream (antifungal), Triaminic (pediatric cold remedy) and Nicotinell/Habitrol (smoking cessation) continuing to perform well. Maalox Max (antacid plus anti-gas) was launched in April and has begun to counter inroads made by competitor products (H2 receptor antagonists). Overall, growth was achieved despite the weak cough and cold season and the withdrawal of products containing phenylpropanolamine (PPA). A new PPA-free formulation of Tavist (allergy, sinus, headache) was launched in April. Lamisil Cream was successfully introduced in the OTC markets of Germany and the UK.

The growth in Medical Nutrition (+6%) reflected good results in Europe and Latin America. The US performance was less robust due to a decline in the tube feeding business. On the other hand, the dysphagia (swallowing difficulty) and wound care products posted strong sales.

In Health & Functional Nutrition (+3%), Gerber increased its share of the US baby/toddler food segment to more than 75%, despite strong competition. The Gerber food line was launched in South Africa, and Gerber Baby Care closed the gap on the segment leader.

Operating income
Operating income was maintained at CHF 385 million (USD 214 million) resulting in an operating margin of 11.7% compared with 12.2% in the prior period. The decline was due to one-time costs associated with the transfer of Ovaltine production from the UK to Switzerland. As a percentage of sales, investments in Marketing & Distribution and Research & Development were maintained at last year's level. Research & Development investment focused mainly on OTC development projects.

CIBA Vision

Sales
A significant boost came from sales generated by Wesley Jessen products, which added 43 percentage points to the underlying growth. The lens business achieved strong sales growth, driven by the Wesley Jessen line of contact lenses acquired in October 2000, as well as by Focus DAILIES and Focus NIGHT & DAY. The decline in sales of conventional lens products reflected the continued market trend towards disposable products such as Focus DAILIES. The lens care business, which is also affected by this trend, reported diminishing sales, while Refractive Surgery showed strong growth resulting from the re-launch of the MemoryLens.

Overall, the US and Europe performed well, whilst growth in Japan was constrained by the availability of Focus DAILIES.

In the first half, CIBA Vision launched FreshLook ColorBlends Toric lenses, the world's first disposable cosmetic toric lenses and SOLO-care Plus, an enhanced one-bottle lens-care disinfection system. The company also received US marketing clearance for Focus DAILIES Progressives, the world's first daily disposable multi-focal lens for presbyopic correction.

Operating income
Operating income dipped CHF 19 million (USD 11 million) to CHF 87 million (USD 48 million), owing to exceptional factors associated with the acquisition of Wesley Jessen (CHF 31 million; USD 17 million). Investments in Marketing & Distribution grew slower than sales, while Research & Development increased slightly to 5.5% of sales. General & Administration costs increased at a higher rate than sales, owing to expenses related to the integration of Wesley Jessen. As a result, the operating margin dropped 7.3 percentage points to 9.9%. Excluding these exceptional costs CIBA Vision achieved an operating income of CHF 118 million (USD 66 million) and an operating margin of 13.4%.


Animal Health

Sales
Sales were down 2% in local currencies. Shortfalls in the US, due to the economic slow-down and competitive pressures in the flea treatment segment, and set-backs in the UK, due to the devastating effect of foot-and-mouth disease, were largely offset by the performance in Latin America and Asia. Significant sales growth was achieved by Tiamulin (respiratory and gastroenteric diseases in pigs) and by the recently acquired vaccine businesses. Fortekor, the heart failure product for dogs, also grew strongly, boosted by the additional indication of renal insufficiency in cats.

Operating income
In spite of the drop in sales, operating income was maintained at CHF 66 million (USD 37 million). The operating margin rose from 12.8% to 13.5% as productivity improved and exceptional costs associated with the Agribusiness spin-off last year did not recur. As a result, General & Administration costs improved, whilst major investments in Marketing & Distribution were associated with a doubling of the sales force in the US. Research & Development investments were also stepped-up by CHF 7 million (USD 4 million) to CHF 45 million (USD 25 million) (9% of sales) as new projects, in particular in the vaccine business, were initiated.


This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD
17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 70 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com


For details of the first-half performance and financials please consult Novartis' half-year report 2001, which is available via the internet at: http://www.novartis.com/downloads/corporate_publications/halfyear01_e.pdf or, on request from Novartis International AG, Novartis Commuication, 4002 Basel, Switzerland.

Sales from continuing activities by sector

                        First half 2001     First half 2000                 Change

                                                              in CHF m      in CHF         in local
                       USD m        CHF m       CHF m                          %       currencies %
---------------------------------------------------------------------------------------------------
Pharmaceuticals        5,383        9,689        8,669(1)      1,020           12           13
Generics                 623        1,121        1,012(1)        109           11           12
Consumer Health        1,824        3,283        3,157(1)        126            4            4
CIBA Vision              489          881          618(1)        263           43           45
Animal Health            272          490          514           -24           -5           -2
---------------------------------------------------------------------------------------------------
Total                  8,591       15,464       13,970         1,494           11           12
---------------------------------------------------------------------------------------------------


Operating income from continuing activities by sector

                        First half 2001                       First half 2000             Change
                                                 % of                     % of
                       USD m       CHF m         sales    CHF m           sales     in CHF m      in %
------------------------------------------------------------------------------------------------------
Pharmaceuticals        1,497       2,695         27.8     2,551(1)         29.4       144           6
Generics                  78         141         12.6       215(1)         21.2       -74         -34
Consumer Health          214         385         11.7       385(1)         12.2         0           0
CIBA Vision              482         872          9.9       106(1)         17.2       -19         -18
Animal Health             37          66         13.5        66            12.8         0           0
Corporate and
  other expenses          59         106                    -57                       163
------------------------------------------------------------------------------------------------------
Total                  1,933       3,480         22.5     3,266            23.4       214           7
------------------------------------------------------------------------------------------------------


1 Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors.

2 Excluding exceptionals associated with the Wesley Jessen acquisition (CHF 31 million), operating income would have been CHF 118 million, reflecting an increase of 11% in Swiss francs and an operating margin of 13.4%.


Consolidated income statement for continuing activities

                                         First half 2001     First half 2000   Change in
                                        USD m       CHF          CHF m         CHF m            %
-------------------------------------------------------------------------------------------------
Total sales                             8,591       15,464       13,970        1,494           11
Cost of goods sold                      2,113        3,804        3,454          350           10
Gross profit                            6,478       11,660       10,516        1,144           11
Marketing & Distribution                3,034        5,462        4,539          923           20
Research & Development                  1,117        2,010        1,870          140            7
General & Administration                  393          708          841         -133          -16
Operating income                        1,934        3,480        3,266          214            7
Income from associated companies           43           77           24           53          221
Financial income, net                     529          952          926           26            3
Income before taxes and
   minority interests                   2,506        4,509        4,216          293            7
Taxes                                     427          768          806          -38           -5
Minority interests                          7           12           14           -2          -14
-------------------------------------------------------------------------------------------------
Net income                              2,072        3,729        3,396          333           10
-------------------------------------------------------------------------------------------------

All USD figures are convenience translations of CHF into USD at a rate of 1.80. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

Top 20 pharmaceutical products

                        US First half 2001              RoW First half 2001               Total First half 2001
                                              % Change                         % Change                              % Change
                                              in local                         in local                                    in local
                         USD m      CHF m    currencies   USD m      CHF m    currencies    USD m     CHF m     in CHF    currencies
-----------------------------------------------------------------------------------------------------------------------------------
Sandimmun/Neoral          143        257        -25        372        670          1        515        927        -10         -8
Diovan/Co-Diovan          212        382         40        236        424         66        448        806         52         53
Cibacen/Lotensin          323        582         27         61        110         -6        384        692         23         20
  of which Lotrel         192        346         47          0          0          0        192        346         51         47
Aredia                    240        432         28        131        236         27        371        668         28         28
Lamisil                   180        324         19        167        300         17        347        624         17         18
Voltaren                    6         10        -74        297        535         -5        303        545        -14        -10
Sandostatin(group)         94        170         47        131        236         21        225        406         29         31
Miacalcic                 138        249         13         76        136         12        214        385         14         12
Lescol                     82        148         -6        109        196          6        191        344         -1          1
Tegretol                   66        118         -2        117        210         -3        183        328         -4         -2
Leponex/Clozaril           64        115        -24         84        151          4        148        266        -11        -10
Estraderm (group)          53         96          4         74        134         -8        127        230         -4         -3
Exelon                     69        125        311         53         95         95        122        220        175        174
Foradil                     3          6         --        107        193         20        110        199         21         24
Famvir (group)             76        136         --         29         53         --        105        189         --         --
Visudyne                   64        115        241         35         63        278         99        178        259        254
Nitroderm TTS               0          0         --         91        163         -2         91        163         -9         -4
Zaditen                     0          0          0         83        150         -6         83        150        -13         -6
Parlodel                   18         32         93         43         78        -12         61        110         -2          3
Desferal                   19         35         28         38         68         25         57        103         25         26
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Top ten total           1,484      2,672         14      1,697      3,053         10      3,181      5,725         11         12
-----------------------------------------------------------------------------------------------------------------------------------
Top twenty total        1,850      3,332         24      2,334      4,201         12      4,184      7,533         15         17
-----------------------------------------------------------------------------------------------------------------------------------
Rest of portfolio         354        635         10        845      1,521          1      1,199      2,156          1          3
-----------------------------------------------------------------------------------------------------------------------------------
Total                   2,204      3,967         21      3,179      5,722          9      5,383      9,689         12         13
-----------------------------------------------------------------------------------------------------------------------------------

All USD figures are convenience translations of CHF into USD at a rate of 1.80. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

                                                               # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Novartis AG


Date:  August 21, 2001                       By:  /s/ Raymund Breu
                                                -------------------------------
                                             Name:   Raymund Breu
                                             Title:  Chief Financial Officer














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